

MOL HUNGARIAN OIL AND GAS PLC.

Finance

3rd July, 2003



Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N. W.
Washington, D. C. 20549
U.S.A.

Attention: **Special Counsel**
Office of International Corporate Finance

Rt.

MOL ~~Magyar Olaj- és Gázipari~~ Rt.
Rule 12g3-2(b) File No. 82-4224

Dear Sirs,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of MOL Magyar Olaj- és Gázipari Rt. (the "Company") pursuant to the exemption from the Securities Echange Act of 1934 (the "ACT") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and document will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully,

Michel-Marc Delcommune
Chief Financial Officer

Enclosure

dlw 7/28

MOL HUNGARIAN OIL AND GAS PLC.

INVESTOR NEWS

3 July, 2003

The MOL Group concluded a long-term crude oil supply agreement with YUKOS

MOL Hungarian Oil and Gas Plc. hereby announces that the MOL Group concluded an agreement on long-term crude oil supply with the Russian OAO NK YUKOS on July 3, 2003 in Budapest.

According to the agreement, YUKOS will deliver 7.2 million tons of crude oil (Russian Export Blend) annually to the MOL Group via the Friendship pipeline to Hungary and Slovakia. The supply agreement extends for ten years.

YUKOS currently supplies nearly 60% of the MOL Group's crude oil requirements with the supply of approximately 600,000 metric tons per month. The agreement guarantees the safe long-term supply of both the Duna and Bratislava refineries on a competitive basis, independently from the possible uncertainties on the world crude oil market. Under the agreement the oil is priced with reference to world market prices and takes into account the Russian crude quality.

For further information, please contact:

Rupert Foster	Investor Relations	+ 36 1 464 4725
facsimile:		+ 36 1 464 1335
Catriona Cockburn	Citigate Dewe Rogerson	+ 44 (0) 207 282 2924